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Report of Independent Registered Public Accounting Firm

To the Managing Member of Lord Abbett Distributor LLC

We have reviewed management's statements, included in the accompanying Exemption Statement Pursuant to Rule 17a-5(d), in which (1) Lord Abbett Distributor LLC (the Company) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the most recent fiscal year ended September 30, 2020 without exception. Management is responsible for compliance with the exemption provision(s) and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i), of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of management, those charged with governance, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

We have served as the Company's auditor since 2013.
New York, NY

November 23, 2020



Lord Abbett Distributor LLC
Exemption Statement Pursuant to Rule 17a-5(d)

We as members of management of Lord Abbett Distributor LLC, (the Company) are responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provision"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(4). To the best of our knowledge and belief, we state the following:
(1) We identified the following provision of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) (the "exemption provision") and (2) we met the identified exemption provision throughout the period from October 1, 2019 to September 30, 2020 without exception.



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Signature

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Chief Accounting Officer
Title

Lord, Abbett & Co. LLC | 90 Hudson Street | Jersey City, NJ 07302-3973 | T 1.888.522.2388 | www.lordabbett.com

Lord Abbett mutual funds are managed by Lord, Abbett & Co. LLC, and shares are distributed by Lord Abbett Distributor LLC.